UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Talend S.A.

(Name of Subject Company (Issuer))

Tahoe Bidco B.V.

(Name of Filing Person—Offeror)

Tahoe Holdco Coöperatief U.A.

Tahoe Bidco (Cayman), LLC

Tahoe Ultimate Parent, L.P.

Tahoe Ultimate Parent GP, LLC

Thoma Bravo Fund XIV Global, L.P.

Thoma Bravo Partners XIV Global, L.P.

Thoma Bravo Global, LLC

(Names of Filing Persons—Other)

American Depositary Shares, each representing one (1) Ordinary Share, nominal value €0.08 per share

Ordinary Shares, nominal value €0.08 per share

(Title of Class of Securities)

874224207*

(CUSIP Number of Class of Securities)

Gerald T. Nowak

c/o Thoma Bravo, L.P.

150 N. Riverside Plaza

Chicago, Illinois 60606

(312) 254-3300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

*	This CUSIP number is assigned to the subject company’s American Depositary Shares, each representing one Ordinary Share.

Copy to:

Bradley C. Reed, P.C.

Corey D. Fox, P.C.

Peter Stach

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, Illinois 60654

(312) 862-2000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,415,191,865.50	U.S. $263,497.43

(1)

Estimated for purposes of calculating the filing fee only. Calculated by adding (a) 32,702,499 ordinary shares of Talend S.A. (“Talend”) issued and outstanding (the “Ordinary Shares”), multiplied by U.S. $66.00, the offer price per Ordinary Share, 32,624,564 of which are represented by issued and outstanding American Depositary Shares of Talend (each of which represents one Ordinary Share) (each, an “ADS,” and collectively, the “ADSs”), (b) 1,451,563 Ordinary Shares subject to outstanding stock options with an exercise price of U.S. $22.66 per share, multiplied by U.S. $66.00, the offer price per Ordinary Share, (c) 2,791,306 Ordinary Shares subject to issuance pursuant to restricted stock units multiplied by U.S. $66.00, the offer price per Ordinary Share and (d) 80,289 Ordinary Shares subject to issuance pursuant to BSPCEs, with an exercise price of U.S. $17.38 multiplied by U.S. $66.00, the offer price per Ordinary Share , and (e) 232,290 Ordinary Shares subject to issuance pursuant to BSAs with an exercise price of U.S. $41.09 multiplied by U.S. $66.00. The calculation of the filing fee is based on information provided by Talend as of June 2, 2021.

(2)

Calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2021, issued August 26, 2020, by multiplying the transaction value by 0.0001298

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$263,497.43	Filing Party:	Talend S.A.
Form of Registration No.:	Schedule 14A	Date Filed:	June 8, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 3 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (which, together with any amendments and supplements thereto, collectively constitute the “Schedule TO”) relating to the tender offer by Tahoe Bidco B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Purchaser”) an indirect subsidiary of Tahoe Ultimate Parent, L.P., a limited partnership organized under the laws of the Cayman Islands (“Parent”), to purchase all of the outstanding ordinary shares, nominal value €0.08 per share (each, an “Ordinary Share,” and collectively, the “Ordinary Shares”), including Ordinary Shares represented by American Depositary Shares (each of which represents one Ordinary Share) (each, an “ADS,” and collectively, the “ADSs”), and Ordinary Shares issuable upon the exercise of any outstanding options, warrants, convertible securities or rights to purchase, subscribe for, or be allocated Ordinary Shares (collectively, the “Company Shares”), of Talend S.A., a société anonyme organized under the laws of France (“Talend”), for U.S. $66.00 per Ordinary Share and U.S. $66.00 per ADS (each such amount, the “Offer Price”), in each case, payable net to the seller in cash, without interest, less any withholding taxes that may be applicable, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 11, 2021 (“Offer to Purchase”). Defined terms not defined herein are defined in the Offer to Purchase.

Except as otherwise set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to items in this Amendment. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule TO.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented by adding the following text:

The Offer and withdrawal rights expired at 5:00 p.m. New York City time on July 28, 2021. Equiniti Trust Company (the “ADS Tender Agent”) has advised Parent and Purchaser that, as of the expiration of the Offer, a total of 27,774,539 ADSs had been validly tendered into and not withdrawn from the Offer and BNP Paribas Securities Services (the “Ordinary Shares Agent”) has advised Parent and Purchaser that, as of the expiration of the Offer, a total of 1,284 Ordinary Shares had been validly tendered into and not withdrawn from the Offer, collectively representing approximately 84.4% of all issued and outstanding Company Shares as of such time (or 96.8%, assuming the valid tender of the ADSs subject to notices of guaranteed delivery). The number of Company Shares validly tendered and not properly withdrawn pursuant to the Offer satisfies the Minimum Condition (as defined in the Offer to Purchase). All conditions to the Offer having been satisfied or waived, Purchaser has accepted for payment and will promptly pay for all Company Shares validly tendered into and not properly withdrawn from the Offer.

Purchaser has commenced a subsequent offering period during which tenders of Ordinary Shares will be accepted. The subsequent offering period will expire at 5:00 p.m. New York City time on August 9, 2021. Any Ordinary Shares properly tendered during the subsequent offering period will be accepted for payment, and the holders of such Ordinary Shares will be promptly paid the Offer Price. During the subsequent offering period, the ADS Depositary will tender the Ordinary Shares underlying any untendered ADSs to Purchaser in exchange for the Offer Price, and the ADS Depositary will hold such aggregate cash payment in trust for the benefit of the holders of such non-tendered ADSs. Accordingly, no tenders of ADSs will be accepted during the subsequent offering period and the holders of such untendered ADSs will become entitled to payment of the Offer Price as a result of the ADS Depositary’s tender of the underlying Ordinary Shares. Ordinary Shares tendered during the subsequent offering period may not be withdrawn. In addition, no Ordinary Shares or ADSs tendered during the initial offer period may be withdrawn during the subsequent offer period.

The press release announcing the results of the Offer and the commencement of the subsequent offering period is attached as Exhibit (a)(1)(Q) to the Schedule TO and is incorporated herein by reference.

Item 12.	Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(1)(Q)	Joint Press Release issued by Thoma Bravo and Talend S.A. on July 29, 2021.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 29, 2021

TAHOE BIDCO B.V.

By:	/s/ Michael Hoffmann
Name:	Michael Hoffmann
Title:	Attorney-in-Fact

TAHOE HOLDCO COÖPERATIEF U.A.

By:	/s/ Michael Hoffmann
Name:	Michael Hoffmann
Title:	Attorney-in-Fact

TAHOE BIDCO (CAYMAN), LLC

By:	/s/ Michael Hoffmann
Name:	Michael Hoffmann
Title:	Attorney-in-Fact

TAHOE ULTIMATE PARENT, L.P.

By:	Tahoe Ultimate Parent GP, LLC
Its:	General Partner
By:	/s/ Michael Hoffmann
Name:	Michael Hoffmann
Title:	Attorney-in-Fact

TAHOE ULTIMATE PARENT GP, LLC

By:	/s/ Michael Hoffmann
Name:	Michael Hoffmann
Title:	Attorney-in-Fact

THOMA BRAVO FUND XIV GLOBAL, L.P.

By:	/s/ Michael Hoffmann
Name:	Michael Hoffmann
Title:	Attorney-in-Fact

THOMA BRAVO PARTNERS XIV GLOBAL, L.P.

By:	/s/ Michael Hoffmann
Name:	Michael Hoffmann
Title:	Attorney-in-Fact

THOMA BRAVO GLOBAL, LLC

By:	/s/ Michael Hoffmann
Name:	Michael Hoffmann
Title:	Attorney-in-Fact

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